Exhibit 99.2

HEXO Corp.

Special Meeting of Shareholders

June 14, 2023

REPORT ON VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Following the special meeting of shareholders of HEXO Corp. (the “Company”) held on June 14, 2023 (the “Meeting”), in accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the Meeting:

Approval of Arrangement

A special resolution, the full text of which is set forth in Appendix A to the management information circular of the Company dated May 10, 2023 (the “Circular”), to approve an arrangement under Section 182 of the Business Corporations Act (Ontario) involving the Company and Tilray Brands, Inc., all as more particularly described in the Circular, was voted on by electronic ballot and approved as follows:

Common shareholders (voting as a single class of securities):

Votes For	%	Votes Against	%
5,537,031	93.679	373,642	6.321%

Common shareholders, except those required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (voting as a single class of securities):

Votes For	%	Votes Against	%
5,537,031	93.679	373,642	6.321%

For additional information, please see the Company’s management information circular filed in connection with the Meeting, which is available on SEDAR at www.sedar.com.

Dated this 14th day of June, 2023.

HEXO CORP.

(signed) “Charlie Bowman”
Charlie Bowman
President and Chief Executive Officer